October 15, 2010

‘CORRESP’

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20249

Attention:	Ms. Maryse Mills-Apenteng, Special Counsel
Katherine Wray, Staff Attorney

Re:	IceWEB, Inc. (the “Company”)
Amendment No. 3 to Registration Statement on Form S-1
Filed October 15, 2010
File No. 333-167501

Forms 10-Q/A amendment 2 for the Quarterly Period Ended March 31, 2010
Filed October 15, 2010
File No. 000-27865

Ladies and Gentlemen:

Upon advice from the staff, please find enclosed courtesy copies of the marked pre-effective amendment number 3 to our S-1 registration statement and the second amendment to our March 31, 2010 Form 10-Q which contain the revisions communicated to us telephonically and in the correspondence received dated September 21, 2010.

If you have any questions regarding the foregoing, please call the undersigned at (571) 287-2405 or John R. Signorello at (571) 287-2386.

Very truly yours,
/s/ Mark B. Lucky
Mark B. Lucky, CFO

cc:	Mitch Pruzansky, Partner, Sherb & Co., LLP
James M. Schneider, Esq., Schneider Weinberger & Beilly LLP

22900 Shaw Road, Suite 111 • Sterling , Virginia   20166 • Tel. (571) 287-2380 • Fax (571) 287-2396 • www.iceweb.com